UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2023

(Commission File No. 001-41157)

BIONOMICS LIMITED

(Translation of registrant’s name into English)

200 Greenhill Road

Eastwood SA 5063

Tel: +618 8150 7400]

(Address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

On September 29, 2023, Bionomics Limited (the “Company”) lodged its annual statutory financial statements for the financial year ended 30 June 2023 with the Australian Securities and Investments Commission ("ASIC") as required by the laws and regulations of Australia. A copy of the 2023 Statutory Statements is furnished herewith as Exhibit 99.1 to this report on Form 6-K.

EXHIBIT INDEX

Exhibit	Description
99.1	Statutory Financial Statements

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Bionomics Limited
(Registrant)

By:	/s/ Alan Fisher
Name:	Alan Fisher
Title:	Chairman

Date: September 29, 2023